UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GasLog Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G37585109
(CUSIP Number)

Olympic LNG Investments Ltd.
c/o ASOFIN Management S.A.
8 Zephyrou Str. Paleo Faliro
17564 Athens Greece
+30 210 949 8360

Copies to:

William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000
(telephone number)
+1 (212) 474-3700
(facsimile number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS OLYMPIC LNG INVESTMENTS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,417,004
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,417,004
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,417,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS A.S.O. HOLDINGS S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,417,004
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,417,004
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,417,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS A.S.O. FINANCIERA S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PANAMA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,417,004
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,417,004
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,417,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS ALEXANDER S. ONASSIS FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LICHTENSTEIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,417,004
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,417,004
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,417,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON OO

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common shares, par value $0.01 per share (the “Shares”), of GasLog Ltd., a Bermuda company (the “Issuer”).  The principal executive offices of the Issuer are located at c/o GasLog Monaco S.A.M., Gildo Pastor Center, 7 Rue du Gabian, 98000, Monaco.

Item 2.  Identity and Background

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Olympic LNG Investments Ltd.		c/o Codan Services Limited Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Bermuda	N/A	Investment company
Directors
Antonios S. Papadimitriou		367 Sigrou Av. Paleo Faliro 17564 Athens Greece	Greece	ASOFIN Management S.A. 8 Zephyrou Str. Paleo Faliro 17564 Athens Greece Consultant and Director	Consulting company
Ioannis P. Ioannidis		8 Zephyrou Str. Paleo Faliro 17564 Athens Greece	Greece	A.S.O. HOLDINGS S.A. Calle Aquillino de la Guardia 8 Panama 1, Republic of Panama Vice President and Director	Holding company
Marianna Moschou		8 Zephyrou Str. Paleo Faliro 17564 Athens Greece	Greece	A.S.O. HOLDINGS S.A. Calle Aquillino de la Guardia 8 Panama 1, Republic of Panama Secretary and Director	Holding company
Michail Gialouris		8 Zephyrou Str. Paleo Faliro 17564 Athens Greece	Greece	ASOFIN Management S.A. 8 Zephyrou Str. Paleo Faliro 17564 Athens Greece Managing Director	Consulting company
Officers
President	Antonios S. Papadimitriou	See above	See above	See above	See above
Vice President	Ioannis P. Ioannidis	See above	See above	See above	See above
Treasurer	Marianna Moschou	See above	See above	See above	See above
Secretary	Codan Services Limited	Clarendon House 2 Church Street Hamilton, HM 11, Bermuda	Bermuda	N/A	Local agent

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
A.S.O. HOLDINGS S.A.		Calle Aquillino de la Guardia 8 Panama 1, Republic of Panama	Panama	N/A	Holding company
Directors
Antonios S. Papadimitriou		See above	See above	See above	See above
Ioannis P. Ioannidis		See above	See above	See above	See above
Marianna Moschou		See above	See above	See above	See above
Prof. Costas Grammenos		c/o Center for Shipping, Trade and Finance CASS BUSINESS SCHOOL CITY UNIVERSITY LONDON 106 Bunhill Row London EC1Y 8TZ, U.K.	Greece	Center for Shipping, Trade and Finance CASS BUSINESS SCHOOL CITY UNIVERSITY LONDON 106 Bunhill Row London EC1Y 8TZ, U.K. Professor	University
Angelos Plakopitas		c/o Global Finance, 7 Frangoklisias Str., Maroussi, 15125 Athens Greece	Greece	Global Finance, 7 Frangoklisias Str., Maroussi, 15125 Athens Greece Managing Partner	Investment firm
Officers
President	Antonios S. Papadimitriou	See above	See above	See above	See above
Vice President	Ioannis P. Ioannidis	See above	See above	See above	See above
Secretary	Marianna Moschou	See above	See above	See above	See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
A.S.O. FINANCIERA S.A.		Calle Aquillino de la Guardia 8 Panama 1, Republic of Panama	Panama	N/A	Holding company
Directors
Antonios S. Papadimitriou		See above	See above	See above	See above
Ioannis P. Ioannidis		See above	See above	See above	See above
Marianna Moschou		See above	See above	See above	See above
Costas Grammenos		See above	See above	See above	See above
Angelos Plakopitas		See above	See above	See above	See above
Officers
President	Antonios S. Papadimitriou	See above	See above	See above	See above
Vice President	Ioannis P. Ioannidis	See above	See above	See above	See above
Secretary	Marianna Moschou	See above	See above	See above	See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
ALEXANDER S. ONASSIS FOUNDATION	Heiligkreuz 6 Vaduz, Lichtenstein	Lichtenstein	N/A	Foundation
Directors
Antonios S. Papadimitriou	See above	See above	See above	See above
Ioannis P. Ioannidis	See above	See above	See above	See above
Marianna Moschou	See above	See above	See above	See above
Paul Ioannidis	c/o ALEXANDER S. ONASSIS FOUNDATION Heiligkreuz 6 Vaduz, Lichtenstein	Greece	ALEXANDER S. ONASSIS FOUNDATION Heiligkreuz 6 Vaduz, Lichtenstein Honorary Vice President	See above
Paraskevas Ioannidis	c/o Argo Travel 9 Xenofontos Str. 10557 Athens Greece	Greece	Argo Travel 9 Xenofontos Str. 10557 Athens Greece Manager	Travel agency
Prof. Costas Grammenos	See above	See above	See above	See above
Stefanos Tamvakis	c/o World Council of Hellenes Abroad (SAE) 63 Alexander the Great Str. Chatby 21131 Alexandria, Egypt	Greece	World Council of Hellenes Abroad (SAE) 63 Alexander the Great Str. Chatby 21131 Alexandria, Egypt President	Non-profit organization
Loucas Tsilas	c/o Alexander S. Onassis Public Benefit Foundation (USA) Inc. 645 Fifth Ave., Suite 304 NY, NY 10022-5910 USA	U.S.A.	Alexander S. Onassis Public Benefit Foundation (USA) Inc. 645 Fifth Ave., Suite 304 NY, NY 10022-5910 USA Executive Director	Foundation
Prof. Georgios Babiniotis	c/o Educational Society of Athens 18 Kokkoni Str., P. Psychico 15452 Athens Greece	Greece	Educational Society of Athens 18 Kokkoni Str., P. Psychico 15452 Athens Greece Chairman	Non-profit organization
Prof. Dimitrios Nanopoulos	c/o Academy of Athens 28 Panepistimiou Str. 10679 Athens Greece	Greece	Academy of Athens 28 Panepistimiou Str. 10679 Athens Greece Ordinary Member	Legal entity of public law supervised by the Greek Ministry of National Education and Religion
Angelos Plakopitas	See above	See above	See above	See above
Georgios Loukos	c/o Greek Festival 23 Hatzichristou & Makriyiannis Str. 11742 Athens Greece	Greece	Greek Festival 23 Hatzichristou & Makriyiannis Str. 11742 Athens Greece President	Limited company owned by the Greek State for the organisation of music, theatre, and other cultural events
Michael Sotirhos	545 Smith Ridge Road New Canaan, Connecticut 06840 USA	U.S.A.	The Blackstone Group 345 Park Avenue NY, NY 10154 USA Senior Managing Director	Investment and advisory firm

Prof. Anastasios Ioannis Metaxas		35 Minoos Str. 14563 Politia Athens Greece	Greece	University of Athens Department of Political Science 4 Xenofontos Str. 10557 Αthens Greece Professor Emeritus	University
Florian Marxer		Heiligkreuz 6 P.O. Box 484 FL 9490 Vaduz, Liechtenstein	Liechtenstein	Marxer & Partner Attorneys-at-Law Heiligkreuz 6 P.O. Box 484 FL 9490 Vaduz, Liechtenstein Partner	Law firm
Officers
President / Treasurer	Antonios S. Papadimitriou	See above	See above	See above	See above
Vice President	Ioannis P. Ioannidis	See above	See above	See above	See above
Secretary	Marianna Moschou	See above	See above	See above	See above
Vice President Emeritus	Paul Ioannidis	See above	See above	See above	See above

During the last five years, none of the Reporting Persons or directors, officers or other control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In January 2014, Olympic LNG Investments Ltd. purchased 1,904,762 Shares in a private placement at a price of $15.75 per Share, for an aggregate purchase price of $30.00 million. The source of funds for such purchase was available corporate funds of Olympic LNG Investments Ltd. and capital contributions by the shareholders of Olympic LNG Investments Ltd.

Item 4.  Purpose of Transaction

The Shares to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases or private transactions.  The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence and may be entered into pursuant to a Rule 10b5-1 plan. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; and/or (D) encourage the Issuer (including, without limitation, through Mr. Antonios S. Papadimitriou’s positions on the board of directors of Olympic LNG Investments Ltd. and also on the board of directors of the Issuer, and/or through communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s bye-laws; and (v) other changes to the Issuer’s business or structure.

Item 5.  Interest in Securities of the Issuer

(a)	See item 9 on Cover Pages to this Schedule 13D. Percentages are based on 76,105,626 Shares outstanding immediately after the consummation of the Issuer’s public offering on January 22, 2014.
(1) Olympic LNG Investments Ltd. (“Olympic”) is the direct beneficial owner of 6,417,004 common shares.
(2)
A.S.O. Holdings S.A. (“Holdings”) owns 100% of Olympic LNG Investments Ltd. Holdings does not own any Shares. By reason of Holding’s control of Olympic, Holdings may deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(3)
A.S.O. Financiera S.A. (“Financiera”) owns 100% of Holdings.  Financiera does not own any Shares. By reason of Financiera’s control (through Holdings) of Olympic, Financiera may deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(4)
The Alexander S. Onassis Foundation (the “Foundation”) owns 100% of Financiera. The Foundation does not own any Shares. By reason of the Foundation’s control of Financiera, the Foundation may deemed to be the beneficial owner of, and to have the power to vote and dispose of, the common shares beneficially owned by Olympic.

(b)	Number of Shares as to which each Reporting Person has:
(i) Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.
(ii) Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.
(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.
(iv) Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.
(c)	In January 2014, Olympic LNG Investments Ltd. purchased 1,904,762 Shares in a private placement at a price of $15.75 per Share, for an aggregate purchase price of $30.00 million.
Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.
(d)	Not applicable.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 3, 2014, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except for the Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated as of February 3, 2014 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 2014

OLYMPIC LNG INVESTMENTS LTD.

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director

By:	/s/ Michael Gialouris
Name:	Michael Gialouris
Title:	Director

A.S.O. HOLDINGS S.A.

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director
By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director

A.S.O. FINANCIERA S.A.

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director

By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director

ALEXANDER S. ONASSIS FOUNDATION

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director
By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, par value $0.01 per share, of GasLog Ltd. and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 3rd day of February, 2014.

OLYMPIC LNG INVESTMENTS LTD.

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director
By:	/s/ Michael Gialouris
Name:	Michael Gialouris
Title:	Director

A.S.O. HOLDINGS S.A.

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director
By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director

A.S.O. FINANCIERA S.A.

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director
By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director
ALEXANDER S. ONASSIS FOUNDATION

By:	/s/ Ioannis P. Ioannidis
Name:	Ioannis P. Ioannidis
Title:	Director
By:	/s/ Marianna Moschou
Name:	Marianna Moschou
Title:	Director